Gregory G. Johnson Direct: 816.374.3227 Fax: 816.855.3227 ggjohnson@bryancave.com
July 6, 2011
VIA EDGAR

David L. Orlic, Esq. Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:    NovaStar Financial, Inc. Proxy Statement/Consent Solicitation/Prospectus
(Registration No. 333-171115)

Dear Mr. Orlic:

This letter is supplemental information provided to you in response to the oral comment posed by you in our telephone call last Thursday, regarding the disclosure on the determination of “Remainder Consideration” in the above-referenced filing (“Filing”).

The Series C Offer.

As described in the Filing, NovaStar Financial, Inc. (the “Company”) was offering to holders of its 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred”), an exchange offer that, if accepted by the requisite number of holders of Series C Preferred, would result in the issuance of 43,823,600 shares of Company common stock and $1,623,000 cash to the holders of all Series C Preferred in aggregate. The tendering holders of Series C Preferred could exchange each share of Series C Preferred held by them for either (i) 19 shares of Company common stock (the “Stock Only Option”) or (ii) 3 shares of Company common stock and $2.00 (the “Cash and Stock Option”), subject to proration and allocation. In the event of an oversubscription for either choice (i.e., where the aggregate amount of either cash or common stock consideration elected for all Series C Preferred was insufficient to cover such choice), then holders would receive the other choice to cover that amount of oversubscription. See pages 69-70 and 73-74 of the Filing.

The Remainder Consideration (As Correctly Disclosed).
The question at issue is how the Company determined, in a successful exchange offer, what was to be paid to the holders of Series C Preferred who did not tender their shares (often referred to as “Remainder Consideration”). As stated in “The Series C Offer and Consent Solicitation Summary” on page 4, in the section titled “Consequences of Failure to Exchange Outstanding Series C Preferred Stock”:

“If the Series C Offer closes, all shares of Series C Preferred Stock that are not tendered in the Series C Offer and Consent Solicitation will be automatically converted into the right to receive, pro rata per share of Series C Preferred Stock that remains outstanding, the cash and Common Stock remaining from the Offer Consideration after the Series C Offer closes (the “Remainder Consideration”).”

This concept is repeated and accurately described on pages 23 and 75 of the Filing.

The Calculation of Remainder Consideration in Question.

As you point out, on page 31 of the Filing, in the summary of “Proposal 1 - Charter Amendment to Eliminate the Series C Preferred Stock”, there is a calculation of the aggregate “Remainder Consideration” that depicts it as the right to receive the sum of “A” dollars plus “B” shares of common stock, with:

“A = $1,623,000 - ($2.00 * X)

B = 43,823,600 - (19 * Y).

Where “X” equal the number of shares of Series C Preferred Stock whose holders elect the Cash-and-Stock Option that are tendered for exchange in the Series C Offer, but in any event no more than 811,650.

Where “Y” equals the number of shares of Series C Preferred Stock whose holders elect the Stock-Only Option that are tendered for exchange in the Series C Offer, but in any event no more than 2,178,350.”

Regrettably, this calculation is incomplete in two respects. First, it fails to subtract from the B amount (shares of common stock) that amount of common stock issued to those electing the Cash and Stock Option (i.e., 3 * X). Second, it attempts to calculate the aggregate remainder consideration amount only for the situation where neither the Cash and Stock Option nor the Stock Only option is oversubscribed (thus the “but in any event no more than…” language). Another calculation, described in The Remainder Consideration Calculation (Re-Examined) below, shows what the correct calculation would be in any event (including oversubscribed situations).

In the Series C Offer, the actual number of tendering shares who chose the Cash and Stock Option (“X” in the calculation above) is 35,871, and the actual number of tendering shares who chose the Stock Only Option (“Y” in the calculation above) is 2,619,778. Therefore, if one would imprudently disregard the multiple other (correct) definitions of the Remainder Consideration and use this calculation, the Remainder Calculation would be erroneously calculated as A = $1,623,00 - 71,742 = $1,551,258 cash (which is incorrect, since it fails to take into account the cash in the Cash and Stock Option consideration used in lieu of Stock Only Option consideration for the amount that the Stock Only Option was oversubscribed) and B = 43,823,600 - 41,388,650 = 2,434,950 shares (which is incorrect, since it fails to take into account the stock issued to the Cash and Stock Option tenders and the fact that the Stock Only Option was oversubscribed and thus the B amount should not have the 2,178,350 share limitation apply). On a per share basis, this absurd result is $4.64 cash and 7.28 shares of common stock (more than twice the consideration than in the Cash and Stock Option, for example). To apply this given calculation to determine Remainder Consideration yields grossly anomalous, wholly unexpected and elsewhere unsubstantiated results which we believe a reasonable investor would not rely upon, particularly given the other disclosures in the document.

The Calculation in Question is not a Material Disclosure Issue. We believe that the inclusion on the erroneous calculation regarding the Remainder Consideration is neither material to the Filing as a disclosure item nor misleading to investors in any material way, in light of:

(i) the totality of information in the Filing that consistently describes the Remainder Consideration conceptually as that consideration which remains after the issuances and payments made to tendering holders in the Series C Offer, and such issuances and payments are clearly and consistently described;

(ii) the consistent and accurate disclosure throughout the document providing that the aggregate Series C Offer consideration available, including that paid to tendering and non-tendering holders, is 43,823,600 shares of Company common stock and $1,623,000 cash, and to apply the calculation of Remainder Consideration at issue would result in payment of both Company common stock and cash in excess of these amounts;

(iii) the fact that the calculation of Remainder Consideration at issue is only provided once, in isolation, and does not provide results that are rational or consistent with the other disclosure;

(iv) the fact that the calculation of Remainder Consideration at issue is a paraphrased description within “Proposal 1 - Charter Amendment to Eliminate the Series C Preferred Stock,” which is expressly qualified in its entirety by reference to the actual amendment (which does not provide the calculation);

(v) the language within such Proposal which itself contains an accurate description of the Remainder Consideration consistent with multiple other disclosures in the Filing (“Such residual shares of Series C Preferred Stock will be converted into the residual pro rata share of cash and Common Stock remaining after completion of the Series C Offer.”); and

(vi) the patently absurd results obtained if the calculation is performed as written.

The Company does not have any indication that the calculation in question influenced any shareholder to tender, or not to tender, in the Series C Offer.

The Remainder Consideration Calculation (Re-Examined).

It is important to note that the Remainder Consideration is precisely that: what remains from the aggregate consideration after the Series C Offer has been closed and those who tendered receive their consideration. It is impossible to calculate without knowing how much cash and common stock consideration have been issued to the tendering holders. Thus, the aggregate remainder calculation could be expressed simply by subtracting the number of common shares and amount of cash issued in the Series C Offer from the aggregate consideration of $1,623,000 cash and 43,823,600 shares:

the right to receive the sum of “A” dollars plus “B” shares of common stock, with:

A = $1,623,000 - X
B = 43,823,600 - Y
Where “X” equals the amount of cash paid to holders of Series C Preferred who tendered in the Series C Offer, but in any event no more than 1,623,000.
Where “Y” equals the number of shares of common stock issued to holders of Series C

Preferred who tendered in the Series C Offer, but in any event no more than 43,823,600.

One could have then expressed calculations determining X and Y, expressed as a function of the number of tendering Series C Preferred holders who chose the Cash and Stock Option and the Stock Only Option, respectively.

For example, X can be expressed as:

(Number of tendering shares that elect the Cash and Stock Option before oversubscription, if any) x 2
+
(Number of oversubscribed shares that elect the Stock Only Option and who thus get the Cash and Stock Option, if any) x 2.

Y can be expressed as:

(Number of tendering shares that elect the Cash and Stock Option before oversubscription, if any) x 3
+
(Number of tendering shares that elect the Stock Only Option before oversubscription, if any) x 19
+
(Number of oversubscribed shares that elect the Stock Only Option and who thus get the Cash and Stock Option, if any) x 3
+
(Number of oversubscribed shares that elect the Cash and Stock Option and who thus get the Stock Only Option, if any) x 19.

The Results of the Series C Offer
As the Company's Form 8-K filed on June 29, 2011 states, approximately 88.8% of the Series C Preferred (2,655,649 shares) tendered in the Series C Offer, leaving 334,351 non-tendering shares of the aggregate 2,990,000 total shares of Series C Preferred. Holders of 2,619,778 shares of Series C Preferred chose the Stock Only Option and so it was oversubscribed and, thus, subject to proration and allocation. For every 100 shares tendered for the Stock Only Option, approximately 85.5 shares were accepted for the Stock Only Option (providing 19 shares of Common Stock per share of Series C Preferred). The other 14.5 shares received the Cash and Stock Option (providing $2.00 cash and 3 shares of common stock per share of Series C Preferred).
In aggregate, 2,241,041 shares of Series C Preferred were accepted (before proration) for issuance of the Stock Only consideration of 42,579,776 shares of common stock; 378,737 shares of Series C Preferred were oversubscribed and prorated and allocated the Cash and Stock consideration of $757,474 cash and 1,136,211 shares of common stock.
The holders of those 35,871 shares of Series C Preferred who chose the Cash and Stock Option received what they chose, without proration or allocation, which is 107,613 shares of common stock and $71,742 in cash in aggregate.
Thus, in aggregate, 43,823,600 shares and $829,216 in cash were issued to those holders of Series C Preferred Stock who tendered in the Series C Offer.

The 334,351 shares of Series C Preferred that did not participate in the tender have been converted into the right to receive what was remaining after the Series C Offer closed, which was $793,784 cash in the aggregate or $2.37 cash per share.
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In conclusion, we believe that $2.37 per share for Series C Preferred not tendered in the Series C Offer is the correct per share amount of Remainder Consideration, reflective of the consideration that remained after the Series C Offer, and this is the repeated, guiding language and concept for this calculation in the Filing. The fact that the Remainder Consideration is once described in the Filing in terms of the incomplete calculation at issue is not material as a matter of disclosure, and if such calculation were applied in the situation at hand, it would yield an anomalous result that is clearly irrational and inconsistent with correct disclosure of the concept and the Series C Offer elsewhere in the Filing.
Please contact me if you would like to discuss this matter further.
Sincerely,

/s/ Gregory G. Johnson

Gregory G. Johnson